UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under the Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

Further to the disclosures made by ICICI Bank Limited (“Bank”) on September 13, 2024, September 18, 2024 and November 30, 2024, we would like to inform you that the Hon’ble National Company Law Appellate Tribunal (“NCLAT”), on March 10, 2025, has passed two orders in connection with the Scheme of Arrangement between the Bank, ICICI Securities Limited and their respective shareholders (‘’Scheme’’), dismissing all the appeals filed by the minority shareholders of the Bank and ICICI Securities Limited i.e. Manu Rishi Guptha (holding 0.00% i.e. 200 shares of the Bank) and Quantum Mutual Fund (holding 0.01% shares of the Bank).

The orders are available on the website of NCLAT.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: March 10, 2025	By:	Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary